UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is the press release issued by Vascular Biogenics Ltd (“VBL”) on August 16, 2021, announcing financial results for the second quarter and first half ended June 30, 2021, unaudited condensed interim financial statements as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020 and operating and financial review for the second quarter and first half ended June 30, 2021. This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into VBL's registration statements on Form F-3 (File No. 333-251821 and 333-238834), filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2020 and April 19, 2021, respectively to the extent not superseded by information subsequently filed or furnished (to the extent VBL expressly states that it incorporates such furnished information by reference) by VBL under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: August 16, 2021	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer

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VBL Therapeutics Reports Second Quarter 2021 Financial Results

and Provides Corporate Update

Conference Call and Webcast at 8:30 a.m. EDT Today

●	Closed public offering raising net proceeds of $26.4 million; cash position is expected to fund operations until year-end 2023, through readout from the OVAL study and potential Biologics License Application (BLA) submission for VB-111 in ovarian cancer
●	Announced amendment to primary endpoint in OVAL study to include progression free survival (PFS); PFS data expected in second half of 2022; next Data and Safety Monitoring Committee (DSMC) review expected 3Q21
●	Prepared and submitted requested VB-111 Chemistry, Manufacturing, and Controls (CMC) documentation to the FDA in early August; currently awaiting FDA guidance on use of new batches

TEL AVIV, Israel, August 16, 2021 — VBL Therapeutics (Nasdaq: VBLT) today announced financial results for the second quarter ended June 30, 2021, and provided a corporate update.

“With $57.2 million in cash that is projected to fund our operations until year-end 2023, we are excited to advance our OVAL study, with PFS as its additional primary endpoint, towards clinical readout in the second half of 2022,” said Dror Harats, M.D., Chief Executive Officer of VBL. “Following the FDA request for additional technical production data on VB-111, we prepared and submitted the requested information in early August and are currently awaiting agency guidance. With several important milestones anticipated through the rest of 2021, we look forward to keeping investors apprised of our progress.”

Second Quarter and Recent Corporate Highlights

VB-111

●	In June, VBL presented an update on the progress of the OVAL Phase 3 registration-enabling study of VB-111 in ovarian cancer at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting. The presentation announced an amendment to the primary endpoint in the OVAL study to include a second, separate primary endpoint of PFS in addition to the original primary endpoint of overall survival (OS).
●	As part of VBL’s discussion with the Chemistry, Manufacturing, and Controls (CMC) group of the FDA on VB-111 production, it was agreed that VBL would provide additional documentation on new batches to be used in the OVAL study. VBL prepared and submitted the requested documentation to the FDA in early August and is currently awaiting agency guidance.
●	As a precautionary step to preserve supply of FDA-approved batches, in June, VBL voluntarily paused enrollment of new U.S. patients in the OVAL study. Existing patients enrolled in the United States continue on protocol and enrollment continues in Europe, Israel, and in recently opened sites in Japan.

Corporate

●	In April, VBL closed a public offering raising net proceeds of $26.4 million. The Company’s cash position is expected to fund operations until year-end 2023, through the readout from the OVAL study and potential BLA submission for VB-111 in ovarian cancer.
●	In July, VBL announced the appointments of Alison Finger and Michael Rice to its Board of Directors.
●

In July, the planned succession for Chairmanship of VBL’s Board of Directors was completed. Marc Kozin, who joined the Board as Vice Chairman in October 2020 was appointed Chairman. Former Chairman, Dr. Bennett Shapiro, stepped down as Chairman but will remain a Director.

Financial Results for the Second Quarter 2021

●	As of June 30, 2021, VBL had cash, cash equivalents, short-term bank deposits and restricted bank deposits totaling $57.2 million. In April 2021, VBL raised net proceeds of $26.4 million in a public offering of shares and pre-funded warrants (including partial exercise of the underwriters’ overallotment option). VBL expects that its cash, cash equivalents and short-term bank deposits will be sufficient to fund operating expenses and capital expenditure requirements until year-end 2023.
●	Revenues for the second quarter 2021 were $188 thousand, as compared to $158 thousand in the comparable period in 2020.
●	R&D expenses, net, were $6.6 million for the second quarter compared to $4.7 million in the comparable period in 2020. This increase is due to the clinical development activity of VB-111 for ovarian cancer, in addition to the advancement of VB-601 toward Investigational New Drug Application (IND) submission.
●	G&A expenses were $1.5 million for the second quarter compared to $1.3 million in the comparable period in 2020.
●	VBL reported a net loss for the quarter ended June 30, 2021, of $8.0 million, or ($0.12) per basic share, compared to a net loss of $5.8 million, or ($0.14) per basic share, in the comparable period in 2020.

Conference Call and Webcast:
Monday, August 16 at 8:30 a.m. EDT
Conference ID: 13721456
From the US: 1 877 407 9208
Israel Local: 1 809 406 247
International: 1 201 493 6784
Webcast: https://edge.media-server.com/mmc/p/9trg9snq

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The live webcast will be available online and may be accessed from the “Events and Presentation” page of VBL's website. A replay of the webcast will be available beginning approximately one hour after the conclusion of the call and will remain available for at least 30 days thereafter.

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. VBL has developed three platform technologies: a gene-therapy based technology for targeting newly formed blood vessels with focus on cancer, an antibody-based technology targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the Lecinoxoids, a family of small-molecules for immune-related indications. VBL’s lead oncology product candidate, ofranergene obadenovec (VB-111; `ofra-vec`), is an investigational, first-in-class, targeted anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. VB-111 is currently being studied in a VBL-sponsored Phase 3 registration enabling trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding our programs, including VB-111, including their clinical development, therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that our financial resources do not last for as long as anticipated, and that we may not realize the expected benefits of our intellectual property protection. In particular, the DSMC recommendation that the OVAL trial proceed is not assurance that the trial will meet its primary endpoint of overall survival once completed, or that we will obtain positive results to support further development of this candidate. A further list and description of these risks, uncertainties and other risks can be found in our regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:
Burns McClellan for VBL Therapeutics
Lee Roth & Eric Ando (Investors)
LRoth@burnsmc.com & EAndo@burnsmc.com
+1-212-213-0006

Robert Flamm & Harrison Wong (Media)
RFlamm@burnsmc.com & HWong@burnsmc.com
+1-212-213-0006

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30, 2021	December 31, 2020
	U.S. dollars in thousands
ASSETS
Current assets:
Cash and cash equivalents	$31,660	$13,184
Restricted bank deposits	-	151
Short-term bank deposits	25,131	17,110
Trade receivables	-	129
Other current assets	1,017	1,419
Total current assets	57,808	31,993

Non-current assets:
Restricted bank deposits	361	362
Long-term prepaid expenses	222	241
Funds in respect of employee rights upon retirement	337	354
Property, plant and equipment, net	6,439	6,632
Operating lease right-of-use assets	2,173	2,124
Total non-current assets	9,532	9,713
Total assets	$67,340	$41,706

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$2,487	$1,960
Other	4,864	4,275
Deferred revenue	752	725
Current maturity of operating leases liability	477	393
Current maturity of finance lease liability	-	106
Total current liabilities	$8,580	$7,459

Non-current liabilities:
Liability for employee rights upon retirement	452	474
Deferred revenue	352	704
Operating lease liability	1,946	2,029
Other non-current liability	155	123
Total non-current liabilities	2,905	3,330

Commitments

Total liabilities	$11,485	$10,789

Ordinary shares subject to possible redemption, 615,366 shares at redemption value (see note 4b)	1,598	-

Shareholders’ equity:

Ordinary shares, NIS 0.01 par value; Authorized as of June 30, 2021 and December 31, 2020, 150,000,000 shares; issued and outstanding as of June 30, 2021 and December 31, 2020 61,421,159 and 48,187,463 shares, respectively (excluding 615,366 and -0- shares subject to possible redemption, as of June 30, 2021 and December 31, 2020, respectively)	148	108
Additional paid in capital	292,017	252,561
Warrants	8,556	10,401
Accumulated deficit	(246,464)	(232,153)
Total equity	54,257	30,917
Total liabilities, ordinary shares subject to possible redemption and shareholders’ equity	$67,340	$41,706

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	U.S. dollars in thousands
Revenues	$188	$158	$373	$524
Cost of revenues	(89)	(21)	(179)	(166)
Gross profit	99	137	194	358
Research and development expenses, net	$6,642	$4,664	$11,411	$9,173
General and administrative expenses	1,481	1,338	3,154	2,677
Operating loss	8,024	5,865	14,371	11,492
Financial income	(3)	(45)	(87)	(335)
Financial expenses	7	11	27	26
Financial income, net	4	(34)	(60)	(309)
Net loss and comprehensive loss	$8,028	$5,831	$14,311	$11,183

U.S. dollars
Loss per share (see note 3)
Basic and diluted	$0.12	$0.14	$0.24	$0.28

Number of shares
Weighted average shares outstanding
Basic and diluted	68,092,953	42,674,526	60,075,863	39,354,355

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN

ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Ordinary shares		Additional paid in capital	Warrants	Accumulated deficit	Total equity
	Shares	Amount	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2020	35,882,928	$73	$235,974	$7,904	$(207,928)	$36,023
CHANGES FOR THE SIX MONTHS ENDED JUNE 30, 2020:
Net loss	-	-	-	-	(11,183)	(11,183)
Issuance of ordinary shares	12,013,808	35	12,624	4,313	-	16,972
Expired warrants	-	-	1,816	(1,816)	-	-
Share based compensation	-	-	917	-	-	917
BALANCE AT JUNE 30, 2020	47,896,736	$108	$251,331	$10,401	$(219,111)	$42,729

	Ordinary shares		Additional paid in capital	Warrants	Accumulated deficit	Total equity	Ordinary shares subject to possible redemption
	shares	Amount	U.S. dollars in thousands				shares	Amount
BALANCE AT JANUARY 1, 2021	48,187,463	$108	$252,561	$10,401	$(232,153)	$30,917	-	-
CHANGES FOR THE SIX MONTHS ENDED JUNE 30, 2021
Net loss					(14,311)	(14,311)
Issuance of ordinary shares, net of issuance costs	8,371,790	26	29,693		-	29,719
Exercised warrants	4,861,906	14	8,879	(1,845)		7,048
Issue of Ordinary shares subject to possible redemption							615,366	2
Share based compensation			884	-	-	884
BALANCE AT JUNE 30, 2021	61,421,159	$148	$292,017	$8,556	$(246,464)	$54,257	615,366	$2

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2021	2020
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,311)	$(11,183)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	599	597
Interest income	2	28
Net changes in operating leases	(48)	(13)
Interest expenses on finance lease	(2)	(3)
Exchange losses (gains) on cash and cash equivalents and restricted cash	35	(121)
Changes in accrued liability for employee rights upon retirement	(5)	-
Share-based compensation	884	917
Changes in operating assets and liabilities:
Decrease in other current assets and long-term prepaid expenses	421	(461)
Decrease (increase) in trade receivables	129	(118)
Increase (decrease) in accounts payable:
Trade	527	(1,228)
Other (including other non-current liability)	621	(900)
Decrease in deferred revenue	(325)	(293)
Net cash used in operating activities	$(11,473)	$(12,778)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(406)	(20)
Investment in short-term bank deposits	(25,108)	(24,000)
Maturity of short-term bank deposits	17,085	27,026
Net cash (used in) provided by investing activities	$(8,429)	$3,006

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants	31,921	18,647
Issuance costs	(2,202)	(1,537)
Proceeds from issuance of ordinary shares subject to possible redemption	1,598	-
Proceeds from exercised warrants	7,048	-
Finance lease payments	(104)	(188)
Net cash provided by financing activities	$38,261	$16,922

INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	18,359	7,150
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	13,697	9,942
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(35)	121
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$32,021	$17,213

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Right of use assets obtained in exchange for new operating lease liabilities	$230	$65
Issuance of ordinary shares	-	138

RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH REPORTED IN THE STATEMENT OF FINANCIAL POSITION
Cash and cash equivalents	31,660	16,702
Restricted bank deposits included in current and non-current assets	361	511
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	32,021	17,213

SUPPLEMENTARY DISCLOSURE ON CASH FLOWS
Interest received	$66	$257
Interest paid	$(2)	$6

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – GENERAL

Vascular Biogenics Ltd. (“VBL”) was incorporated on January 27, 2000. We are a late-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer and immune/inflammatory indications. Ofranergene obadenovec (“VB-111”), a Phase 3 drug candidate, is the lead product candidate in VBL’s cancer program.

VB-600 series are preclinical stage antibodies targeting MOSPD2 for inflammatory and oncology indications. VB-601 is the lead mAb candidate for various inflammatory indications, which is being advanced towards IND.

VB-201, a Phase 2-ready drug candidate, is VBL’s lead Lecinoxoid-based product candidate for chronic immune-related indications.

VBL is engaged in an exclusive license agreement with NanoCarrier Co., Ltd. (“The License Agreement”) for the development, commercialization, and supply of VB-111 in Japan for all indications.

In March 2019, VBL entered into an exclusive option license agreement with an animal health company for the development of VB-201 for veterinary use.

Since its inception, VBL has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of June 30, 2021, VBL had an accumulated deficit of $246.5 million. VBL’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of June 30, 2021, we had cash, cash equivalents, short-term bank deposits and restricted bank deposits of $57.2 million. During April 2021, we entered into a purchase agreement of its ordinary shares and pre-funded warrants. Net proceeds from the issuance and sale (including partial exercise of the underwriter’s overallotment option) was approximately $26.4 million. Based on its current cash resources, VBL believes it will be sufficient to fund operating expenses and capital expenditure requirements until year-end 2023. VBL may seek to raise more capital to pursue additional activities. VBL may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when VBL needs it or may not be available on terms that are favorable to VBL.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The accompanying unaudited condensed financial statements of VBL have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements. In the opinion of management, all adjustments (of a normal recurring nature) considered necessary for a fair statement of the results for the interim periods presented have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2020, filed by VBL with the U.S. Securities and Exchange Commission (the “Commission”). The comparative balance sheet at December 31, 2020 has been derived from the audited financial statements at that date.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2020 and for the year then ended.

Net Loss Per Share

VBL complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. Net loss per share of common stock is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. VBL applies the two-class method in calculating loss per share.

Accretion associated with the ordinary shares subject to possible redemption is excluded from loss per ordinary share.

Potentially dilutive securities have been excluded from VBL’s computation of net loss per share as such securities would have been anti-dilutive.

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NOTE 4 – SHAREHOLDERS’ EQUITY

a.	On January 14, 2021, we entered into an ordinary share purchase agreement (Agreement) of up to $20 million of VBL’s ordinary shares, par value NIS 0.01 per share, with Aspire Capital Fund, LLC. The ordinary shares may be sold from time to time based on our notice to Aspire Capital over the 30-month term of the purchase Agreement.

b.	During January and February 2021, VBL issued 6,947,272 ordinary shares out of which (a) 4,861,906 shares issued from exercise of warrants; (b) 1,285,366 shares from the At-The-Market (ATM); and (c) sale of 800,000 shares to Aspire Capital Fund, LLC under the Agreement. The accumulated gross proceeds from the sale of the above shares was approximately $12.3 million.

Regarding the ATM sales, VBL failed to file a prospectus supplement specifying details regarding such sales. This may have constituted a violation of Section 5 of the Securities Act and may give rise to liability under Section 12 of the Securities Act (which generally provides a rescission remedy for offers and sales of securities in violation of Section 5) as well as potential liability under the anti-fraud provisions of federal and state securities laws and state rescission laws.

In such event, anyone who acquired such ordinary shares would have a right to rescind the purchase. If all the shareholders who acquired ordinary shares demanded rescission, the maximum that VBL would be obligated to repay would be approximately $3.5 million, plus interest. Out of the approximately $3.5 million of sales, one identified buyer purchased approximately $1.9 million of its ordinary shares. Such identified buyer has agreed to waive any rescission rights and has signed a waiver evidencing such agreement. The Securities Act generally requires that any claim brought for a violation of Section 5 of the Securities Act be brought within one year of the violation. Additionally, if it is determined that such sales did in fact violate the Securities Act, VBL may become subject to fines and penalties imposed by the SEC and state securities agencies. Based on consultation with its counsel and management assessment, VBL did not recognize any provision related to this uncertainty.

VBL analyzed the classification of the ordinary shares. Based on ASC 480-10-S99-3A(f), VBL determined that since the redemption obligation is outside of its control the ordinary shares are considered as ordinary shares subject to possible redemption, $1,598 thousand is classified as temporary equity as ordinary shares subject to possible redemption, as reflected in the balance sheet.

c.	On April 9, 2021, VBL entered into a purchase agreement of (a) 5,150,265 of its ordinary shares to certain investors at a price of $1.90 per ordinary share and (b) pre-funded warrants to purchase 8,050,000 ordinary shares at price of $1.89 per pre-funded warrant with an exercise price of each pre-funded warrant equal to $0.01 per share. In addition, the underwriters exercised an option to purchase additional shares and purchased 1,751,525 additional ordinary shares. Net proceeds from the issuance and sale of 6,901,790 ordinary shares and 8,050,000 pre-funded warrants was approximately $26.4 million, after deducting the underwriting discounts and commissions and the estimated offering expenses.

NOTE 5 – REVENUE

The revenues recognized for the period comprise revenues from the exclusive license agreement for the development, commercialization, and supply of VB-111 in Japan for all indications. The revenues are recognized according to ASC 606, “Revenues from Contracts with Customers.”

VBL has identified two performance obligations in The License Agreement: (1) Grant of the license and use of its IP; and (2) Company’s participation and consulting assistance services. In addition, there is a potential performance obligation regarding future manufacturing.

During the period, VBL recognized revenue in an amount of $0.4 million.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our annual financial statements as of and for the year ended December 31, 2020 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2020) and their accompanying notes and the related notes and the other financial information included elsewhere in this Form 6-K. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Our audited financial statements as of and for the year ended December 31, 2020 have been prepared in accordance with US GAAP, and our unaudited financial statements for the six months then ended on June 30, 2021 (the “period”) have been prepared in accordance with US GAAP, “Interim Reporting” (“ASC 270”). Unless stated otherwise, comparisons included herein are made to the six months period ended on June 30, 2020 (the “parallel period”).

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. We have developed three platform technologies: a gene-therapy based technology for targeting newly formed blood vessels with focus on cancer, an antibody-based technology targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the Lecinoxoids, a family of small-molecules for immune-related indications.

Our main program in oncology is based on our proprietary Vascular Targeting System, or VTS, platform technology, which we believe will allow us to develop product candidates for multiple oncology indications. The VTS technology utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels. By utilizing a viral vector as a delivery mechanism, the VTS platform can also lead to induction or enhancement of a localized anti-tumor immune response, thereby turning immunologically ‘cold’ tumors ‘hot’.

Our lead product candidate, VB-111 (ofranergene obadenovec;`ofra-vec`), is a gene-based biologic that we are developing for solid tumor indications, and which we have advanced to programs for ovarian cancer, recurrent glioblastoma (rGBM) and thyroid cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation for GBM in both the United States and Europe. VB-111 has also received an orphan designation for the treatment of ovarian cancer from the European Commission.

OVAL is our international Phase 3 randomized pivotal registration enabling clinical trial that compares a combination of VB-111 and paclitaxel to placebo plus paclitaxel, in patients with platinum-resistant ovarian cancer. The study is planned to enroll 400 patients, out of which over 300 were already enrolled. In March 2020, we announced an encouraging outcome of the planned interim analysis in the OVAL study. The OVAL independent Data Safety Monitoring Committee, or DSMC, reviewed unblinded data and assessed CA-125 response, measured according to the GCIG criteria, in the first 60 enrolled subjects evaluable for CA-125 analysis. The DSMC confirmed that the study met the interim pre-specified efficacy criterion, of an absolute percentage advantage of 10% or higher CA-125 response rate for the VB-111 treatment arm, and recommended the study continue. The overall response rate in the first 60 randomized evaluable patients was 53%. Assuming a balanced randomization, the response rate in the treatment arm (VB-111 in addition to weekly paclitaxel) was 58% or higher. In patients who had post-dosing fever, which is a marker for VB-111 treatment, the response rate was 69%. Results of the interim analysis were published in a peer-review manuscript (Arend et al., Gynecol Oncol. 2021).

A second interim analysis in the OVAL study was conducted on August 11, 2020. The DSMC reviewed unblinded overall survival, or OS, data of the first 100 enrolled subjects with a follow-up of at least 3 months. The committee also looked at response rate and safety information. The DSMC recommended that the study continue as planned.

In February 2021, we announced the results of the third DSMC pre-planned review of the ongoing OVAL study. The committee, which reviewed unblinded data of about 200 patients, found no safety issues with the trial and recommended its continuation as planned. The next DSMC review in the OVAL study is expected in the third quarter of 2021. Our OVAL study is being conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

In June 2021, we announced a primary endpoint amendment in the OVAL Phase 3 registration-enabling study of VB-111. The clinical trial amendment included a second, separate primary endpoint, of progression free survival (PFS), in addition to the original primary endpoint of the trial, overall survival (OS). Based upon the changes that were reviewed by the U.S. Food and Drug Administration (FDA), successfully meeting either primary endpoint is expected to be sufficient to support BLA submission. Successful meeting of the PFS endpoint, with a readout anticipated in the second half of 2022, could accelerate BLA submission by approximately one year compared to original projections based on the readout of the OS primary endpoint that remains anticipated in 2023.

As part of our discussion with the Chemistry, Manufacturing, and Controls (CMC) group of the U.S. Food and Drug Administration, or FDA, regarding VB-111 production, it was agreed that we would provide additional documentation on new batches to be used in the OVAL study. We prepared and submitted the requested documentation to the FDA in early August 2021 and are currently awaiting agency guidance. As a precautionary step to reserve supply of FDA-approved batches, in June 2021, we voluntarily paused enrollment of new U.S. patients. Existing patients enrolled in the United States continue on protocol and enrollment continues in Europe, Israel, and in recently opened sites in Japan.

Final results from our Phase 1/2 clinical trial of VB-111 for recurrent platinum-resistant ovarian cancer were reported in June 2019 and published online in April 2020 (Arend et al., Gynecol Oncol. 2020). Data demonstrated a median OS of 498 days in the VB-111 therapeutic-dose arm, versus 172.5 days in the low-dose arm (p=0.03). 58% of evaluable patients treated with the therapeutic dose of VB-111 had a GCIG CA-125 response. VB-111 activity signals were seen despite unfavorable prognostic characteristics (48% platinum refractory disease and 52% previous treatment with anti-angiogenics). There was a trend for favorable survival in patients who had CA-125 decrease >50% in the VB-111 therapeutic-dose arm (808 vs. 351 days; p=0.067) implicating CA-125 as a potentially valuable biomarker for response to VB-111. Post treatment fever was also associated with a signal for improved survival (808 vs. 479 days; p=0.27).

In a Phase 2 study for rGBM, patients who were primed with VB-111 monotherapy that was continued after progression with the addition of bevacizumab (Avastin®) showed significant survival (414 vs 223 days; HR 0.48; p=0.043) and progression free survival (PFS) advantage (90 vs 60 days; HR 0.36; p=0.032) compared to a cohort of patients that had limited exposure to VB-111 (Brenner et al., Neuro Oncol. 2019). Radiographic responders to VB-111 exhibited specific imaging characteristics related to its mechanism of action. Survival advantage was also seen in comparison to historic controls, with the percentage of patients living more than one year doubling from 24% to 57%.

Our Phase 3 GLOBE study in rGBM compared upfront concomitant administration of VB-111, without priming, and bevacizumab to bevacizumab monotherapy. The study, which enrolled 256 patients in the United States, Canada and Israel, was conducted under a special protocol assessment, or SPA, agreement with the FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). In this modified regimen, the treatment did not improve OS and PFS outcomes in rGBM. Study results (Cloughesy et al. Neuro Oncol. 2019) attribute the contradictory outcomes between the Phase 2 and Phase 3 trials as being related to the lack of VB-111 monotherapy priming in the GLOBE study, providing clinical, mechanistic and radiographic support for this hypothesis. No new safety concerns associated with VB-111 have been identified in the study. We do not think that results of the GLOBE study will necessarily have implications on the prospects for VB-111 in other regimens or tumor types.

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On March 1, 2021, we announced that patient dosing had been initiated in a Phase 2 clinical trial investigating VB-111 for the treatment of rGBM. The new Phase 2 study, sponsored by Dana-Farber Cancer Institute in collaboration with a group of top neuro-oncology U.S. medical centers, will investigate neo-adjuvant and adjuvant treatment with VB-111 in rGBM patients undergoing a second surgery.

VB-111 is also being studied in combination with nivolumab, an anti-PD1 immune checkpoint inhibitor, in the treatment of metastatic colorectal cancer. The study is being sponsored by the U.S. National Cancer Institute under a Cooperative Research and Development Agreement, or CRADA. The open label exploratory Phase 2 study will investigate whether priming with VB-111 can drive immune cells into the tumor and turn the colorectal tumors from being immunologically “cold” to “hot.” Enrollment in this clinical trial started in September 2020. Preliminary readout in this study is expected in the second half of 2021.

In February 2017, we reported full data from our exploratory Phase 2 study of VB-111 in recurrent, iodine-resistant differentiated thyroid cancer. The primary endpoint of the trial, defined as 6-month progression-free-survival (PFS-6) of 25%, was met with a dose response. Forty-seven percent of patients in the therapeutic-dose cohort reached PFS-6, versus 25% in the sub-therapeutic cohort, both groups meeting the primary endpoint. An OS benefit was seen, with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort. Most patients in the VB-111 study had tumors that previously had progressed on pazopanib (Votrient®) or other kinase inhibitors.

Over 300 patients were exposed to VB-111 in completed clinical trials and have observed it to be well-tolerated. In December 2015, we were granted a U.S. composition of matter patent that provides intellectual property protection for VB-111 in the United States until October 2033 before any patent term extension.

We are also conducting two parallel drug development programs that are exploring the potential of MOSPD2, a protein which we identified as a key regulator of cell motility, as a therapeutic target for inflammatory diseases and cancer.

For inflammatory applications, we are developing classical antibodies that bind and block MOSPD2 on immune cells. Our data show that MOSPD2, which is predominantly expressed on the surface of human monocytes, is essential for their migration. By inhibiting this protein, we seek to block this migration of monocytes to sites of inflammation, and accordingly to reduce inflammation and tissue damage. We believe that antibodies targeting MOSPD2 have potential for treatment of various inflammatory indications, and are advancing our lead pre-clinical candidate VB-601 through investigational new drug-, or IND-, enabling studies. In September 2020, we announced the successful completion of a Type B pre-IND meeting with the FDA regarding our development plan for VB-601. Toxicology studies for VB-601 are currently underway. Submission of an IND for the clinical development of VB-601 is expected to occur in the first half of 2022.

We found that MOSPD2 was detected in the majority of cancerous organs, including colon, esophagus, liver and breast, where MOSPD2 seems to play a key role in cancer cell metastasis (Salem et al., Int J. Cancer 2019). Given the specificity of MOSPD2 expression and its highly elevated expression in tumors, we believe MOSPD2 can serve as a novel target for immuno-oncology mediated therapy for cancer.

In October 2020, we announced that the European Patent Office had granted Patents #3328408 and #3328401, which cover VBL’s proprietary investigational anti-MOSPD2 monoclonal antibodies to treat inflammatory conditions and oncology conditions, respectively. The patents are expected to provide protection for VBL’s MOSPD2 antibodies for inflammation and cancer, until at least July 2036.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-stage molecule that demonstrated activity in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk.

In January 2021, we announced the dosing of the first patient in a randomized controlled Phase 2 study of VB-201 for the treatment of COVID-19. Given the relatively low incidence of severe COVID-19 in Israel, the development of vaccines and treatments for COVID-19 and the dynamic nature of this pandemic, VBL is currently considering the path forward of this program. Based on recent pre-clinical studies, we also believe that VB-201 and some second generation molecules such as VB-703 may have potential applicability for NASH and renal fibrosis.

In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modiin, Israel. This plant can be the commercial facility for production of VB-111, if approved. The Modiin facility is the first commercial-scale gene therapy manufacturing facility in Israel (20,000 sq. ft.). In July 2019, the facility was certified by a European Union, or EU, Qualified Person, or QP, as being in compliance with EU Good Manufacturing Practices.

In November 2017, we signed an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers: 4571) for the development, commercialization and supply of VB-111 in Japan. We retain rights to VB-111 in the rest of the world. Under terms of the agreement, we have granted NanoCarrier an exclusive license to develop and commercialize VB-111 in Japan for all indications. We will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. In exchange, we received an up-front payment of $15 million, and are entitled to receive greater than $100 million in development and commercial milestone payments if certain development and commercial milestones are achieved. We will also receive tiered royalties on net sales in the high-teens.

In March 2019, we executed an exclusive option license agreement with an animal health company for the development of our proprietary anti-inflammatory molecule, VB-201, for veterinary use. We retain VB-201 rights for treatment of humans worldwide. Under the terms of the agreement, we have granted an exclusive option license to explore the potential of VB-201 for animal health indications. In consideration, we received an undisclosed up-front payment, and are entitled to receive additional development milestone payments. In April 2020, another milestone event under this agreement was reached, following which we received an undisclosed payment. If the option to license would be exercised, we will receive additional milestones.

In January 2021, we entered into an Ordinary Share Purchase Agreement with Aspire Capital Fund, LLC. Under the Agreement, Aspire committed to purchase up to $20 million of our ordinary shares at our discretion from time to time during a 30-month period at prices based on the market price at the time of each sale. We will retain full control as to the timing and amount of any sale of ordinary shares to Aspire, subject to certain limitations specified in the Purchase Agreement. There are no warrants or other derivative securities associated with the transaction. We have the right to terminate the Purchase Agreement at any time without any additional cost or penalty. As of June 30, 2021, we sold 800,000 shares to Aspire Capital Fund, LLC under the Agreement for approximately $1.8 million.

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We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS, Lecinoxoid and anti-MOSPD2 platform technologies and developing our product candidates, including conducting pre-clinical studies of various candidates and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering and grants from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated regular revenue streams. Since our inception and through June 30, 2021, we had raised an aggregate of $314.6 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15.0 million from a November 3, 2015 underwritten offering, approximately $24.0 million from a June 7, 2016 registered direct offering, $17.9 million from a November 16, 2017 underwritten offering, $15.5 million from a June 27, 2018 registered direct offering, $18.1 million from both a May 11, 2020 and May 13, 2020 registered direct offerings, $6.1 million from at-the-market equity facility, $7.0 million from the exercise of outstanding warrants, $1.8 million from share purchases by Aspire Capital $26.4 million from the April 2021 underwritten offering and $28.9 million from IIA grants.

Since inception, we have incurred significant losses. Our loss for the Period was $14.3 million. For the years ended December 31, 2020 and 2019, our loss was $24.2 million and $19.4 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of June 30, 2021, we had an accumulated deficit of $246.5 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of June 30, 2021, we had cash and cash equivalents, short-term bank deposits and restricted bank deposits of $57.2 million. To fund further operations, we will need to raise additional capital. We may seek to raise more capital to pursue additional activities, which may be through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we specifically need it or may not be available on terms that are favorable to us. As of June 30, 2021, we had 38 employees. Our operations are located in a single facility in Modiin, Israel.

The Impact of COVID-19 on Business Operations and Clinical Trials

We have implemented safety measures designed to comply with applicable guidelines in Israel in response to the COVID-19 pandemic. So far, our key operations were largely uninterrupted by this pandemic; however, the nature of the pandemic is highly uncertain, and we may encounter interruptions or delays in the future. According to Israeli regulations, VBL, as a pharmaceutical company producing potential therapies for cancer patients, is considered an essential facility and is therefore exempt from many labor work restrictions even under emergency conditions such as the COVID-19 pandemic. Accordingly, our gene therapy pharmaceutical grade manufacturing plant in Modiin, Israel continues to operate as normal. At this time, our preclinical programs and research activities remain on track, and we do not anticipate any material impact on our regulatory activities. While we believe that the fundamentals of our business remain strong, the extent to which the outbreak impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

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Note Regarding Forward-Looking Statements

Various statements in this release concerning our future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are incurred losses; dependence on the success of our lead product candidate, VB-111, its clinical development, regulatory approval and commercialization; the novelty of our technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval; as well as potential delays in our clinical trials.

These and other factors are more fully discussed in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2020. In addition, any forward-looking statements represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

Financial Overview

Revenues and Cost of Revenues

Since inception, we generated cumulative revenues of approximately $16.3 million from exclusive license agreements for the development, commercialization, and supply of VB-111 in Japan for all indications and an option to license agreement for the development of VB-201 for animal healthcare worldwide. The generated revenues comprise upfront and milestone payments.

The cost of revenues associated with these revenues were approximately $1.3 million.

We do not expect to receive any other revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products meet regulatory milestones in relation to our existing collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories and small-scale manufacturing facility;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

●	supply, development and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

●	costs associated with pre-clinical and clinical activities.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of June 30, 2021, we did not have any capitalized development costs.

We have received grants from the IIA as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest as of June 30, 2021 totaled $36.6 million.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the IIA grants that we have received is detailed in the Annual Report on Form 20-F as of and for the year ended December 31, 2020.

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Under applicable accounting rules, the grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the IIA grants.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patent counseling and portfolio maintenance, consulting, auditing and accounting services.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits and gains and losses due to fluctuations in foreign currency exchange rates, mainly in the appreciation and depreciation of the NIS exchange rate against the U.S. dollar.

Financial expenses primarily consist of calculated interest expenses from our lease liabilities and gains and losses due to fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception and had carry forward tax losses as of December 31, 2020 of $198.1 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize full valuation allowance because we do not expect taxable income.

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Results of Operations

Comparison of three and six month periods ended June 30, 2021 and 2020 (in thousands) :

	Three Months Ended June 30,		Increase (decrease)		Six Months Ended June 30,		Increase (decrease)
	2021	2020	$	%	2021	2020	$	%
		in thousands)				(in thousands)
		(unaudited)				(unaudited)
Revenues	$188	$158	$30	19%	$373	$524	$(151)	(29)%
Cost of revenues	(89)	(21)	(68)	324%	(179)	(166)	(13)	8%
Gross profit	99	137	(38)	(28)%	194	358	(164)	(46)%
Expenses:
Research and development, gross	6,771	5,086	1,685	33%	11,540	9,826	1,714	17%
Government grants	(129)	(422)	293	(69)%	(129)	(653)	524	(80)%
Research and development, net	6,642	4,664	1,978	42%	11,411	9,173	2,238	24%
General and administrative	1,481	1,338	143	11%	3,154	2,677	477	18%

Operating loss	8,024	5,865	2,159	37%	14,371	11,492	2,879	25%
Financial expense (income), net	4	(34)	38	(112)%	(60)	(309)	249	(81)%
Loss	$8,028	$5,831	$2,197	38%	$14,311	$11,183	$3,128	28%

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Revenues.

Comparison of three-month periods ending June 30, 2021 and 2020

Revenues for the three months ended June 30, 2021 were $188 thousand, compared to $158 thousand for the parallel period in 2020, an increase of 19%. The increase is based on actual use of performance obligations relating to the development progress in Japan.

The cost of revenues for the three months ended June 30, 2021 were $89 thousand, compared to $21 thousand for the parallel period. The cost of revenues is attributed to the labor costs and other expenses related to the performance obligations that were delivered during the period.

Comparison of six-month periods ending June 30, 2021 and 2020

Revenues for the period ended June 30, 2021 were $373 thousand, compared to $524 thousand for the parallel period in 2020, a decrease of 29%. The decrease is based on actual use of performance obligations relating to the development progress in Japan.

The cost of revenues for the period ended June 30, 2021 were $179 thousand, compared to $166 thousand for the parallel period. The cost of revenues is attributed to the labor costs and other expenses related to the performance obligations that were delivered during the period.

Research and development expenses, net.

Comparison of three-month periods ending June 30, 2021 and 2020

Research and development expenses are shown net of IIA grants. Research and development expenses, net for the three months ended June 30, 2021 were approximately $6.6 million, compared to approximately $4.7 million in the parallel period, an increase of approximately $2.0 million or 42%. The increase in research and development expenses, net, in the three-month period was mainly related to an increase in OVAL Phase 3 and MOSPD2 activities in addition to a decrease in the IIA grant of approximately $0.2 million.

Comparison of six-month periods ending June 30, 2021 and 2020

Research and development expenses, net for the period ended June 30, 2021 were approximately $11.4 million for the period, compared to approximately $9.2 million in the parallel period, an increase of approximately $2.2 million or 24%. The increase in research and development expenses, net, in the period was mainly related to the increase in OVAL Phase 3 activity for approximately $0.8 million, increase in the MOSPD2 activity for approximately $0.8 million and a decrease of $0.5 million in the IIA grant in 2021 compared to 2020.

General and administrative expenses.

Comparison of three-month periods ending June 30, 2021 and 2020

General and administrative expenses for the three months ended June 30, 2021 were $1.5 million, compared to $1.3 million for the parallel period, an increase of $0.2 million or 11%. This increase is mainly attributed to higher premium for the D&O insurance costs compared to the parallel period.

Comparison of six-month periods ending June 30, 2021 and 2020

General and administrative expenses for the period ended June 30, 2021 were $3.2 million, compared to $2.7 million for the parallel period, an increase of $0.5 million or 18%. This increase is mainly attributed to higher premium for the D&O insurance costs compared to the parallel period.

Financial expenses (income), net.

Comparison of three-month periods ending June 30, 2021 and 2020

Financial expense (income), net for the three months ended June 30, 2021 was approximately $4 thousand, compared to approximately $(34) thousand for the parallel period, a decrease of $38 thousand or 112%. The decrease was primarily attributable to interest income on short-term deposits in addition to unfavorable exchange rates.

Comparison of six-month periods ending June 30, 2021 and 2020

Financial income, net for the period ended June 30, 2021 was approximately $60 thousand, compared to approximately $309 thousand for the parallel period, a decrease of $249 thousand or 81%. The decrease was primarily attributable to unfavorable exchange rates and lower interest income on short-term deposits in the during the period.

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Liquidity and Capital Resources

Since inception, we have incurred significant losses. Our loss for the period was $14.3 million. For the years ended December 31, 2020 and 2019, our loss was $24.2 million and $19.4 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of June 30, 2021, we had an accumulated deficit of $246.5 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

Funding Requirements

On June 30, 2021, we had cash, cash equivalents, short-term bank deposits and restricted bank deposit totaling $57.2 million and working capital of $49.2 million. We expect that our cash and cash equivalents and short-term bank deposits will be sufficient to fund operating expenses and capital expenditure requirements until year-end 2023. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of regulatory review of VB-111 and any other product candidates we may pursue;

●	the costs of future development activities, including clinical trials, for VB-111 and any other product candidates we may pursue;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the extent to which we acquire or in-license other products and technologies; and

●	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Six Months Ended June 30,
	2021	2020
	(in thousands)
	(unaudited)
Cash used in operating activities	$(11,473)	$(12,778)
Cash (used in) provided by investing activities	(8,429)	3,006
Cash provided by financing activities	38,261	16,922
Net increase in cash and cash equivalents	$18,359	$7,150

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Operating Activities

Cash used in operating activities for the period ended June 30, 2021 was $11.5 million and consisted primarily of net loss of $14.3 million arising primarily from research and development activities, partially offset by net decrease in working capital of $1.4 million and by a net aggregate non-cash charges of $1.5 million.

Cash used in operating activities for the parallel period was $12.8 million and consisted primarily of net loss of $11.2 million arising primarily from research and development activities and a net increase in working capital of $3.0 million, partially offset by a net aggregate non-cash charges of $1.4 million.

Investing Activities

Net cash used in investing activities was $8.4 million for the period ended June 30, 2021. This was primarily due to the maturation of short-term bank deposits of $17.1 million, offset by investment in short-term bank deposits of $25.1 million.

Net cash provided by investing activities was $3.0 million for the parallel period. This was primarily due to the maturation of short-term bank deposits of $27.0 million, offset by the investment of short-term bank deposits of $24.0 million.

Financing Activities

Net cash provided by financing activities was $38.3 million for the period ended June 30, 2021 compared to net cash provided by financing activities of $16.9 million for the parallel period. The increase primarily reflects the proceeds from the April underwritten public offering of ordinary shares and pre-funded warrants, as well as the sales of shares pursuant to our January 2021 purchase agreement with Aspire Capital Fund LLC and pursuant to the ATM Plan. In the parallel period, net cash provided by financing activities primarily reflects proceeds from the sale of securities in May 2020.

Contractual Obligations and Commitments

During the six months ended June 30, 2021, there have been no material changes to our contractual obligations and commitments outside the ordinary course of business.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statement of financial positions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 38% of our expenses in the six months ended June 30, 2021 were denominated in New Israeli Shekels. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operating expenses by up to 2%.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

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Exhibits

Exhibit No.	Description
99.1	Press Release, dated August 16, 2021
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

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